Filed by Tastemaker Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tastemaker Acquisition Corp. (File No. 001-39858)

Quality Gold, Inc. Announces Acquisition of HERCO Jewelry Company

Vertically integrated jewelry distributor continues to execute on proven acquisition playbook

Strategic acquisition of wholesale jewelry company, HERCO, which generated more than $25 million in revenues (unaudited) in its fiscal year 2022, complements Quality Gold’s product suite and expands its distribution network

Fairfield, OH – January 19, 2023 – Quality Gold, Inc. and certain of its affiliates and subsidiaries (“Quality Gold” or the “Company”), a leading vertically integrated specialty logistics and jewelry distributor that has entered into a business combination agreement (the “Business Combination Agreement”) with Tastemaker Acquisition Corp. (Nasdaq: TMKR) (“TMKR” or Tastemaker”), today announced it has signed a definitive agreement to acquire HERCO Jewelry Company (“HERCO”), a leading family-owned wholesale jewelry company specializing in higher-end 14K, 18K, and Platinum designs. The acquisition is expected to be completed by mid-February.

Established in 1979 by the Itelman family in California, HERCO has been successfully distributing jewelry offerings through its large, diverse client base across the United States for more than 40 years. In its fiscal year ended December 31, 2022, HERCO generated more than $25 million in revenues (unaudited) demonstrating its leadership position and ability to deliver a superior product portfolio, with a comprehensive range of prices servicing a wide range of end-consumers through luxury independent retail establishments.

"We are thrilled to welcome HERCO into the Quality Gold family,” said Quality Gold’s co-founder and Chief Executive Officer, Michael Langhammer. “Both Quality Gold and HERCO have demonstrated a track record of success as family-owned businesses spanning several decades, and we believe HERCO represents an ideal acquisition given its strong product offerings and distribution capabilities. The business Reuven Itelman and his family created has a loyal retailer base, and we look forward to having the opportunity to leverage their industry expertise, product portfolio, and customer network as we continue to deliver value to our e-tail and retail partners across the world.”

"This acquisition accelerates our growth, particularly within the 18K and Platinum segments,” said Jason Langhammer, Chief Operating Officer of Quality Gold. “It is a smart and strong addition for us. We expect as a result of this transaction, there is the potential for significant synergies that will make HERCO, and by extension Quality Gold, stronger companies. We look forward to building upon their success and continuing to offer the HERCO brand to retailers."

"As I considered retirement and what my family has built and the legacy of the HERCO name in the industry, I knew I wanted a buyer that would keep the HERCO name alive,” said Reuven Itelman, President of HERCO. “I am incredibly grateful to the entire jewelry community that my family and I have had the pleasure to be part of for 43 years. Over the years, I've developed relationships with manufacturers and retailers worldwide. There is nothing more beautiful than the jewelry business. It is where art, engineering, and design come together. It has given me great fulfillment in my life, and I've learned so much from others who care deeply about this industry.”

Itelman continued, "So in speaking with and getting to know Michael Langhammer, I have complete confidence that the long-lasting HERCO reputation that has been important to me is now in good hands with Quality Gold. Quality Gold has a strong relationship with independent jewelers and a plan for HERCO to live on."

The acquisition of HERCO expands on Quality Gold’s successful M&A activity over recent years as it continues to acquire top-quality businesses in the fragmented jewelry industry and adds additional assets in the higher-end jewelry market to its portfolio. JD Merit represented HERCO as their exclusive financial advisor on the transaction. Terms of the transaction have not been disclosed.

Business Combination with Tastemaker Acquisition Corp.

On October 20, 2022, Quality Gold, Tastemaker and certain other parties entered into the Business Combination Agreement. The transaction (the “Proposed Business Combination”), which does not have a minimum cash condition, will require the approval of Tastemaker stockholders and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. Upon closing of the transaction, which is expected to occur in the second quarter of 2023, the combined company will be named Quality Gold Holdings, Inc. and is expected to be listed on the Nasdaq under the ticker “QGLD.”

About Quality Gold, Inc.

Founded in 1979, Quality Gold, Inc. is a global company headquartered in Fairfield, Ohio, and operates within the United States, Canada and India. The Company offers more than 165,000 jewelry and gift products that are available to ship same day. Quality Gold actively serves more than 15,000 retailers across the United States, its territories, and Canada. The Company’s business has been built on a commitment to provide the largest selection of products, the best service, and the best value to its customers. For more information, please visit https://www.qgold.com/.

About HERCO Jewelry Company

HERCO Jewelry Company is an American fine jewelry wholesaler, family-owned and operated since 1979. HERCO specializes in high-end 14K, 18K, Platinum, and diamond products available through luxury retail establishments. Customer confidence is their highest priority. For more information, please visit https://www.herco.com/.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of applicable United States federal securities laws. Forward-looking statements include, but are not limited to, statements regarding any of Tastemaker’s, Quality Gold’s, or their respective affiliates’ expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demand, and growth potential of the markets for Quality Gold’s products, (ii) Quality Gold’s business and acquisition strategy, (iii) the expansion of Quality Gold’s product categories, (iv) the implied upside and implied valuation of Quality Gold, (v) potential competition; (vi) Quality Gold’s projected financial results, (vii) statements regarding Quality Gold’s value, (viii) statements regarding the potential results and benefits of the Proposed Business Combination, the amount of cash to be delivered at closing from Tastemaker’s trust account, and stockholder value, (ix) expectations related to the terms of the Proposed Business Combination, and (x) statements regarding the satisfaction of closing conditions to the Proposed Business Combination and the timing of the completion of the Proposed Business Combination. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, and actual results may differ materially from those expressed or implied in those statements due to various important factors, including, but not limited to: (i) the outcome of any proceedings that may be instituted against Tastemaker or Quality Gold following the announcement of the Proposed Business Combination; (ii) the inability of Tastemaker and Quality Gold to complete the Proposed Business Combination, including due to failure to obtain approval of the stockholders of Tastemaker, delays in obtaining, adverse conditions in, or the inability to obtain regulatory approvals, or delays in completing regulatory reviews, required to complete the Proposed Business Combination; (iii) the risk that the Proposed Business Combination disrupts current plans and operations, and (iv) the inability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitability, maintain relationships with customers and suppliers and retain key employees, costs related to the Proposed Business Combination, changes in applicable law and regulations, the possibility that the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors, the impact of the global COVID-19 pandemic, and other risks and uncertainties described in Tastemaker’s Annual Report on Form 10-K for the year ended December 31, 2021, its Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 filed by Quality Gold Holdings, Inc., an affiliate of Quality Gold (“New Parent”), in connection with the Proposed Business Combination, including those under “Risk Factors” in the Registration Statement and those filings with the U.S. Securities and Exchange Commission (the “SEC”), and as indicated from time to time in Tastemaker’s and New Parent’s other SEC filings. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Tastemaker’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the Proposed Business Combination, which was filed with the SEC by New Parent on December 23, 2022, and other documents filed by Tastemaker or New Parent from time to time with the SEC. These filings made by Tastemaker and New Parent identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tastemaker, Quality Gold or any of their respective affiliates and their respective representatives assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Tastemaker, Quality Gold or any of their respective affiliates nor any of their respective representatives gives any assurance that Tastemaker, Quality Gold or any of their respective affiliates will achieve their respective expectations.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Additional Information About the Proposed Business Combination and Where to Find It

New Parent filed a registration statement on Form S-4 (File No. 333-268971) (the “Registration Statement”) that includes a proxy statement with respect to Tastemaker’s stockholder meeting to vote on the transaction and a prospectus with respect to New Parent’s securities to be issued in connection with the Proposed Business Combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Proposed Business Combination and the other matters to be voted upon at a meeting of Tastemaker’s stockholders to be held to approve the Proposed Business Combination and other matters (the “Special Meeting”). Tastemaker and New Parent may also file other documents with the SEC regarding the Proposed Business Combination. Tastemaker stockholders and other interested persons are advised to read the Registration Statement, including the proxy statement/prospectus contained therein, as well as any amendments or supplements thereto, because they will contain important information about the Proposed Business Combination. When available, the definitive proxy statement/prospectus will be mailed to Tastemaker stockholders as of a record date to be established for voting on the Proposed Business Combination and the other matters to be voted upon at the Special Meeting. Investors and security holders will be able to obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about Tastemaker and Quality Gold through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Tastemaker or New Parent can be obtained free of charge by directing a written request to Tastemaker Acquisition Corp. at 501 Madison Avenue, Floor 5, New York, NY 10022.

Participants in the Solicitation

New Parent, Tastemaker, Quality Gold and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tastemaker’s stockholders in connection with the Proposed Business Combination. You may obtain more detailed information regarding the names and interests in the Proposed Business Combination of Tastemaker’s directors and officers in Tastemaker’s filings with the SEC, including Tastemaker’s annual report on Form 10-K for the year ended December 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tastemaker’s stockholders in connection with the Proposed Business Combination are set forth in the preliminary proxy statement/prospectus forming a part of the Registration Statement. Investors and security holders of Tastemaker and Quality Gold are urged to carefully read in their entirety the preliminary proxy statement/prospectus and other relevant documents that will be filed with the SEC, when they become available, because they will contain important information about the Proposed Business Combination.

Contacts

Investor Relations

Caitlin Churchill

ICR, Inc.

QualityGoldIR@icrinc.com

Media Relations

Keil Decker

ICR, Inc.

QualityGoldPR@icrinc.com

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